4-30-01


02033942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of April, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 29, 2002 and Quarterly Report for the first quarter ended March 31, 2002	3-19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

Listed	Share Symbol
TSE	CCO
NYSE	CCJ

web site address:
www.cameco.com


Cameco

Cameco Corporation

2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201 Web: www.cameco.com

Cameco Reports Strong Increase In First Quarter Revenues and Earnings

Saskatoon, Saskatchewan, Canada, April 29, 2002 . . . .

Cameco Corporation today reported its financial results for the three months ended March 31, 2002.

HIGHLIGHTS OF THE QUARTER

- Net earnings attributable to common shares improved to $5 million ($0.09 per share).
- Strong cash flow of $134 million ($2.42 per share).
- Uranium spot market more active as prices continue to improve.
- Annual outlook for gold production improves.
- Reactor refurbishment and restart projects proceed as planned at Bruce Power.
- Saskatchewan government sold its remaining common shares of Cameco.

Financial Highlights	Three months ended March 31/02	Three months ended March 31/01	Change %
Revenue ($ millions)	124	70	77
Earnings from operations ($ millions)	11	3	267
Cash provided by operations ($ millions)	134	28	379
Net earnings attributable to common shares ($ millions)	5	1	400
Earnings per share ($)	0.09	0.01	800
Average uranium spot price for the period ($US/lb U_3O_8)	9.79	7.72	27
Cameco's average realized gold price for the period (US$/ounce)	284	288	(1)
Average spot market gold price for the period (US$/ounce)	290	264	10

. . . 2/

This report is organized under the following major headings:

1. Consolidated financial results
2. Updates on markets, operations and strategy, and
3. Outlook.

1. CONSOLIDATED FINANCIAL RESULTS

First Quarter. For the three months ended March 31, 2002, net earnings attributable to common shares increased by $4 million to $5 million ($0.09 per share) compared to $1 million ($0.01 per share) in 2001. This improvement was attributable to the uranium business where profits rose due to a higher realized selling price and increased volume. These improvements were partially offset by lower earnings from the gold business, which were the result of a higher unit cash cost for the quarter.

Earnings from operations were $11 million in the first quarter of 2002 compared to $3 million in 2001. The aggregate gross profit margin declined to 18% from 22% in 2001.

Cash flow from operating activities of $134 million was $106 million higher than in the first three months of 2001 due to a reduction in the amount of accounts receivable.

Segmented Financial Results

In the past, Cameco has discussed its operating results under the sections entitled nuclear business and gold business. Beginning with this quarterly report, the narrative on results will provide additional insight into the company's operations under the sections: uranium business, conversion business, Bruce Power and gold business.

Uranium Business

Highlights	Three months ended March 31/02	Three months ended March 31/01
Revenue ($ millions)	72	27
Gross profit ($ millions)	12	1
Gross profit %	16	2
EBT* ($ millions)	9	(1)

*Earnings before taxes.

First Quarter. **Revenue from the uranium business increased by 160% to $72 million from $27 million in the first quarter of 2001 due mainly to a 120% increase in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers,**

...3/

Cameco's quarterly delivery patterns can vary significantly. A 19% increase in the average realized selling price for uranium concentrates compared with the first quarter of 2001 also contributed to the higher revenue. The higher realized price was the result of a change in the mix of contracts under which deliveries were made in the first quarter and also an increase in the uranium spot price which averaged $9.79 (US) in the first quarter compared to $7.72 (US) in 2001.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $60 million in the first quarter of 2002 compared to $26 million in 2001. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold rose by about 5% over the previous year due to increased deliveries of purchased material and higher costs for care and maintenance at Rabbit Lake. During the first quarter of 2002, both the mine and the mill were in care and maintenance mode pending restart in the second quarter.

Earnings before taxes from the uranium business increased by $10 million in the first quarter of 2002 while the profit margin improved to 16% from 2% in 2001.

Conversion Business

Highlights	Three months ended March 31/02	Three months ended March 31/01
Revenue ($ millions)	26	18
Gross profit ($ millions)	6	7
Gross profit %	22	41
EBT ($ millions)	5	7

First Quarter. Revenue from the conversion business increased by 43% to $26 million from $18 million in the first quarter of 2001 due mainly to an 87% increase in sales volume. As with uranium deliveries, quarterly delivery patterns can also vary significantly. The increase in volume was partially offset by a 23% decline in the realized selling price which was attributable to the contracts into which product was delivered.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $20 million in the first quarter of 2002 compared to $11 million in 2001. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold rose by about 3% over the previous year due to increased deliveries of purchased material.

Earnings before taxes from the conversion business decreased by $2 million in the first quarter of 2002 while the profit margin declined to 22% from 41% a year earlier.

. . . 4/

Bruce Power

Highlights	Three months ended March 31/02
Output (terawatt hours)	5.0
Capacity factor (%)	74
($ million)	
Revenue	199
Operating cost	195
Earnings before interest & taxes	4
Interest	15
Earnings (loss) before taxes	(11)
Cameco's share of earnings (loss) before taxes	(2)

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

First Quarter. In the first quarter, major overhaul work was completed during the planned maintenance outage on one of the Bruce B reactors and following the restart of that unit, another one was shutdown for a scheduled refurbishment which is expected to last until July. As a result, Cameco recorded a loss before taxes of $2 million. The first quarter's capacity factor of 74% was consistent with the 2002 operating plan which is expected to achieve an annual average capacity factor of about 80%.

Work continues on the restart program for two Bruce A reactors which are scheduled to be online by the summer of 2003, subject to regulatory approval. Approximately $124 million of the total project expenditures of $340 million has been spent to date.

Two Bruce B reactors achieved capacity factors of 99% in 2001 and were the best performing Candus in the world, a result of Bruce Power's commitment to the pursuit of operational excellence.

Gold Business

Highlights	Three months ended March 31/02	Three months ended March 31/01
Revenue ($ millions)	26	25
Gross profit ($ millions)	6	7
Gross profit %	22	29
EBT ($ millions)	4	5
Selling price (US$/ounce)	284	288
Unit cash cost (US$/ounce)	166	127

First Quarter. Revenue from the gold business increased by 5% to $26 million from $25 million compared to the first quarter of last year due to a 3% increase in volume sold. Cameco's realized price for gold declined to $284 (US) in the quarter from $288 (US) per ounce last year due to less favourable hedge positions.

. . . 5/

Gold production at Kumtor was 18% lower than in the first quarter of 2001 due to a lower ore grade averaging 4.2 grams per tonne compared to 5.1 grams in 2001. Kumtor's cash cost per ounce increased to $166 (US) compared to $127 (US) in 2001 due to a decline in production. For the quarter, the gross profit margin for gold declined to 22% from 29% in 2001 due to the higher unit cash cost.

Corporate Expenses
In the first quarter of 2002, costs for administration, exploration and interest were about $11 million, similar to 2001. Income tax expense increased by $1 million as the result of higher operating income. Compared to the first quarter last year, the effective rate for income taxes increased to 18% from 12%.

Cash Flow
In the first three months of 2002, Cameco generated cash from operations of $134 million ($2.42 per share) compared to $28 million ($0.50 per share) in 2001. This increase of $106 million reflects the collection of the unusually high balance in accounts receivable existing at the end of 2001. Cash from operations, excluding the changes in other operating items such as accounts receivable and payable, was $32 million compared to $17 million in 2001. This improvement was due to higher sales for the quarter.

Cash used in investing activities increased to $19 million this year from $12 million last year due to additional investment in Bruce Power. During the quarter, Cameco contributed $9 million to Bruce Power for the ongoing refurbishment of the Bruce A reactors.

Balance Sheet
During the first three months of 2002, total long-term debt decreased by $46 million to $308 million from $354 million at December 31, 2001. At March 31, 2001, Cameco's net debt to capitalization ratio was 10%, down from 15% at the end of 2001.

At March 31, 2002, the current portion of long-term debt was $126 million compared to $26 million at December 31, 2001. Cameco's long-term revolving credit facility matures in February 2003 and until a new agreement is in place, any amounts supported by this facility will be reflected as current liabilities on the balance sheet. At March 31, 2002, the current portion of long-term debt included $99 million from the revolving credit facility.

Compared to the end of 2001, both accounts receivable and accounts payable have declined significantly. Receivables, which reflect sales revenue, are typically higher in December than at any other time of the year. The decline in payables was due mainly to the timing of product purchases.

2. UPDATES ON MARKETS, OPERATIONS AND STRATEGY

On February 14, 2002 the province of Saskatchewan sold its remaining Cameco common shares. The sale of such 5.4 million shares, representing 9.7%, eliminated the uncertainty of government ownership and increased market liquidity.

...6/

The most significant factors impacting the financial performance of Cameco are:

- the market price for U_3O_8,
- sales volumes for nuclear products,
- foreign exchange rates between the Canadian and US dollars,
- the market price for gold,
- the unit costs of production, and
- the quantity and profitability of electricity generated by Bruce Power.

Uranium Market Update

Uranium Spot Market

The industry average spot price on March 31, 2002 was $9.85 (US) per pound U_3O_8, compared to $9.53 (US) at December 31, 2001, an increase of about 3%. The spot price was $8.18 (US) at the end of the first quarter of 2001.

The spot market volume in the quarter ended March 31, 2002 was 5.0 million pounds U_3O_8, with about 1.8 million pounds under evaluation by buyers at month end. This compares to 3.1 million pounds of spot market volume to the end of the first quarter of 2001.

Spot demand has been relatively strong through the first quarter and appeared to remain strong into the second quarter. While spot supply has been sufficient to meet new demand, sellers have generally been bidding prices up, and consequently the spot price continued the upward trend that began in January 2001.

Uranium Long-term Market

The long-term market is expected to be as active in 2002 as it was in 2001 with long-term contracting expected to range from 75 to 80 million pounds U_3O_8.

The long-term price indicator, published by TradeTech, was at $10.40 (US) per pound U_3O_8 at March 31, 2001, down modestly from $10.50 (US) at the end of 2001.

UF_6 Conversion Spot Market

The industry average spot market price for uranium conversion services decreased slightly (by about 2.5%) during the quarter to $5.13 (US) per kilogram of uranium as UF_6 (kgU) from $5.25 (US) at December 31, 2001. This compares to $4.13 (US) per kgU at the end of the first quarter of 2001. The weakening resulted from an abundance of UF_6 supply in North America. This is expected to be a temporary situation that will be resolved as this material is worked off and/or moved to Europe.

Gold Market Update

During the first quarter of 2002, the average spot market gold price was $290 (US) per ounce compared to $279 (US) in the fourth quarter of last year. Gold prices started the new year on a strong note reflecting global uncertainty and a flat to declining outlook for mine supply. Prices ended the quarter at $301 (US).

. . . 7/

Kumtor Gold Company's hedge position at the end of March was 1,109,000 ounces, one-third being Cameco's share. It is expected that these hedges will yield average prices of approximately $300 (US) per ounce. The mark-to-market loss on Cameco's share of the hedge position was $2 million (US) at March 31, 2002 based on a spot market gold price of $301 (US) per ounce.

Foreign Exchange Update

Most of the company's revenue is in US dollars. At March 31, 2002, Cameco had a foreign currency hedge portfolio of $548 million (US) with an average spot exchange rate of $1.5841. Timing differences between the maturity and final usage of hedge contracts result in deferred revenue. This impact will be recognized in the financial statements as hedge contracts are closed against their underlying exposure. At the end of the first quarter, deferred charges will have the effect of reducing the reported exchange rate by $0.07 over the five-year hedge designation period.

During the quarter, the Canadian dollar weakened slightly against the US dollar from $1.5926 at the end of 2001 to $1.5935 as of March 31, 2002. Cameco's mark-to-market position on its foreign currency hedge portfolio was a loss of $6 million.

Update on Market Trends and Developments

Capacity Factors Continue to Rise
In 2001, the US nuclear reactor fleet achieved an average capacity factor of about 91%, up one percentage point from 2000. The world average capacity factor in 2001 was about 79%, up about three percentage points from 2000. Higher capacity factors mean increased uranium and uranium conversion demand.

Sweden Backs Away From Near-term Phase-out
In its revised energy policy, Sweden has backed away from plans for a near-term phase-out of nuclear power. The Industry Minister has acknowledged that the country's 11 nuclear reactors will likely continue to operate for at least 30 years. The government has recognized that nuclear power, which supplies 50% of Sweden's electricity, cannot be replaced by renewable sources. In addition, it appears that energy conservation programs have not been effective in reducing the growing demand for electricity.

Belgium Limits Reactor Life Times
The Belgian cabinet approved draft legislation limiting the lifetime of the nation's seven nuclear reactors to 40 years, potentially resulting in their closure between 2015 and 2025. The legislation also prohibits the construction and operation of new reactors. However, an exception might be granted if security of energy supply becomes an issue. Currently, almost 60% of electricity in Belgium is generated by nuclear power.

US Spent Fuel Repository Moves Toward Approval
In February, President Bush approved the recommendation that Yucca Mountain be selected as the long-term spent fuel repository for the US. In April, the state of Nevada vetoed this decision, as expected. The US Congress has 90 legislative days to override the veto with a simple majority vote in each of the House of Representatives and the Senate.

. . . 8/

US DOE Develops Nuclear Energy Plan
The US Department of Energy (DOE) released a new plan, Nuclear Power 2010, aimed at building a new nuclear power plant in the US before the end of the decade. DOE has proposed a joint venture with the US electric utility industry to explore sites that could best host nuclear plants, conduct research to develop nuclear plant technologies, and demonstrate an efficient and timely licensing process for new plants. Three US utilities have expressed interest in testing the licensing process for new plants and have indicated they will submit early site permit applications in 2003. The early approval of potential sites will provide the companies with the flexibility to construct new reactors at a later date, without having to commit now.

Operations Update

Uranium Mining
At Rabbit Lake, progress continues toward the restart of the mine at Eagle Point. Mining operations are expected to resume in mid-May. In Kazakhstan, the Inkai test mine began operation in March with initial uranium production expected in late May. At Cigar Lake, the application for the construction license was submitted to the regulators with approval expected in the spring of 2003.

Fuel Services
Blind River refinery was officially certified under the ISO14001 standard for environmental management.

Bruce Power
On May 1, 2002, the electricity market in Ontario is scheduled to be open to competition. Upon market opening, the arrangement through which Bruce Power sells all of its output at a fixed price to Ontario Power Generation will end. At that time, Bruce Power will begin to sell its electricity to the spot market through the new Independent Market Operator and to wholesale electricity customers such as power traders, local distribution companies, new retailers and large industrial power users. Bruce Power has already negotiated a number of wholesale contracts for a substantial part of its expected output.

Corporate Strategy Update

During the quarter, the company acquired a 52% interest in AGR Limited, an Australian gold company, through a cash investment of $12 million (US) and a promissory note for $4.8 million (US). Cameco's strategy is to accumulate, without major investment, a critical mass of gold reserves and production capacity to facilitate a merger or divestiture of its gold assets.

The following initiatives were undertaken as part of the company's strategy to assess, at an early stage and with limited investment risk, the market potential of new nuclear-related technologies. An investment of $3 million (US) was made in Technology Commercialization International, Inc., a private US company which will produce and market medical isotopes for imaging and therapeutic applications. Cameco also made an investment of $4 million (US) in General Hydrogen, a development stage technology company seeking to provide an efficient refueling system for the emerging generation of hydrogen fuel cell vehicles.

. . . 9/

3. OUTLOOK FOR YEAR

Uranium Business

Cameco's uranium revenue in 2002 is expected to be about 5% greater than in 2001 due to higher sales volume. Although market prices have risen over the past year, the average realized price in 2002 is expected to be relatively unchanged from 2001. This is due to the expiration of more favorably priced base-escalated contracts. The gross profit margin for the year is expected to be similar to 2001.

For the balance of 2002 deliveries, a $1.00 (US) change in the U_3O_8 spot price from current levels would change revenue by about $17 million (Cdn), net earnings by about $8 million (Cdn) and cash flow by about $11 million (Cdn).

Conversion Business

Cameco's conversion revenue in 2002 is expected to increase by about 10% compared to 2001 due primarily to higher sales volumes. The gross profit margin is expected to rise moderately.

Bruce Power

For the year, Cameco's share of earnings at Bruce Power is expected to be similar to that achieved in 2001. Beginning in 2003, Bruce Power is expected to contribute significantly to Cameco's earnings and cash flows.

Gold Business

Kumtor's operating plan now anticipates production of about 700,000 ounces (Cameco's share is one-third). This is an increase from the 660,000 ounces previously reported. However, it represents an 8% decline from the 2001 volume due to a drop in average ore grade to 4.9 grams per tonne. The unit cash cost is expected to increase year-over-year by about 4% to $147 (US) per ounce from $142 (US) per ounce due to the lower production.

Second Quarter of 2002

Revenue in the second quarter of 2002 is expected to be about 50% greater than in the first quarter reflecting higher volumes and prices in the uranium and conversion businesses. Accordingly, earnings from each of these segments are projected to improve significantly compared to the first quarter. On a consolidated basis, earnings for the second quarter are expected to be similar to those recorded in the same period last year.

The results from Bruce Power are expected to be similar to those of the first quarter as the major refurbishment program continues. Positive results are projected to begin in the third quarter.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world's largest producer of uranium and the largest supplier of combined uranium and conversion services. The company's competitive position is based upon its controlling ownership of the world's largest, high-grade reserves and low-cost operations. Cameco's uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco's shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

CONFERENCE CALL

Cameco is hosting a conference call on Tuesday, April 30, 2002 from 10:00 a.m. to 11:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time) to discuss the first quarter results. To join the call, please dial (416) 695-5261 or (877) 888-4210. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call.

A recorded version of the proceedings will be available:

- on our web site, www.cameco.com, shortly after the call, and
- on post view until midnight on Tuesday, May 14 by calling (416) 695-9728 (no code required)

Cameco's annual and special meeting will be held on May 2 at Cameco's head office in Saskatoon. An audio feed of the meeting will be available on Cameco's web site at www.cameco.com on May 2 beginning at 3:30 p.m. Eastern time (1:30 p.m. Saskatoon time).

For further information, please contact:

Bob Lillie
Manager, Investor Relations
Cameco Corporation
Phone: (306) 956-6639
Fax: (306) 956-6318

Jamie McIntyre
Director, Investor & Corporate Relations
Cameco Corporation
Phone: (306) 956-6337
Fax: (306) 956-6318

INVESTOR INFORMATION

Common Shares	**Investor Inquiries**	**Transfer Agent**
CCO	Cameco Corporation 2121 - 11th Street West	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1
The Toronto Stock Exchange	Saskatoon, Saskatchewan S7M 1J3	Toronto, Ontario M5H 4A6
CCJ	Phone: 306-956-6400 Fax: 306-956-6318	Phone: 800-387-0825 (North America)
New York Stock Exchange	Web: www.cameco.com	Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended	
	March 31/02	March 31/01
Financial (in millions)		
Revenue	$124	$70
Earnings from operations	11	3
Net earnings attributable to common shares	5	1
Cash provided by operations	134	28
Working capital (end of period)	396	416
Net debt to capitalization	10%	12%
Per common share		
Earnings	$0.09	$0.01
Cash provided by operations	2.42	0.50
Dividend	0.125	0.125
Weighted average number of paid common shares outstanding (in thousands)	55,603	55,298
Average uranium spot price for the period (US$/lb)	$9.79	$7.72

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

Cameco Production	Cameco's Share	Three Months Ended	
		March 31/02	March 31/01
Uranium production (in thousands lbs U3O8)			
McArthur River	69.8%	3,215	3,141
Rabbit Lake	100.0%	-	2,280
Key Lake	83.3%	76	85
Crow Butte	100.0%	183	205
Highland	100.0%	122	181
Total		3,596	5,892
Uranium conversion (tU)	100.0%	3,511	3,680
Gold (troy ounces)			
Kumtor	33.3%	51,566	62,904

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At		
	March 31/02	December 31/01	March 31/01
Assets			
Current assets			
Cash	$100,994	$33,737	$50,985
Accounts receivable	105,971	255,963	39,698
Inventories	360,926	354,384	408,160
Supplies and prepaid expenses	41,575	44,574	46,727
Current portion of long-term receivables, investments and other	30,830	30,304	-
	640,296	718,962	545,570
Property, plant and equipment	2,012,313	1,994,424	2,034,644
Long-term receivables, investments and other	257,825	233,961	186,073
Inventories	-	-	10,324
	2,270,138	2,228,385	2,231,041
Total assets	$2,910,434	$2,947,347	$2,776,611
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts payable and accrued liabilities	$84,643	$108,096	$65,278
Dividends payable	6,990	6,959	6,941
Current portion of long-term debt	125,664	26,189	25,939
Current portion of other liabilities	4,310	4,182	2,630
Future income taxes	22,922	21,311	28,936
	244,529	166,737	129,724
Long-term debt	182,356	327,773	276,561
Provision for reclamation	140,005	139,583	135,747
Other liabilities	10,463	9,787	14,298
Future income taxes	480,089	480,520	433,349
Minority interest	23,210	-	-
	1,080,652	1,124,400	989,679
Shareholders' equity			
Preferred securities	195,381	195,229	193,210
Share capital	679,402	670,031	666,454
Contributed surplus	472,488	472,488	472,488
Retained earnings	463,470	465,420	431,155
Cumulative translation account	19,041	19,779	23,625
	1,829,782	1,822,947	1,786,932
Total liabilities and shareholders' equity	$2,910,434	$2,947,347	$2,776,611

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended	
	March 31/02	March 31/01
Revenue from		
Products and services	$123,994	$70,294
Expenses		
Products and services sold	77,490	37,989
Depreciation, depletion and reclamation	23,641	16,989
Administration	8,583	8,617
Exploration	4,297	3,980
Research and development	568	514
Interest and other [note 5]	(1,530)	(1,061)
	113,049	67,028
Earnings from operations	10,945	3,266
Earnings from Bruce Power	(2,244)	-
Other income	205	297
Earnings before income taxes	8,906	3,563
Income tax expense (recovery)		
- current	1,138	1,294
- future	428	(856)
Net earnings	7,340	3,125
Preferred securities charges, net of tax	2,396	2,357
Net earnings attributable to common shares	$4,944	$768
Basic earnings per common share	$0.09	$0.01
Diluted earnings per common share	$0.09	$0.01

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended	
	March 31/02	March 31/01
Retained earnings at beginning of period	$465,420	$437,328
Net earnings	7,340	3,125
Dividends on common shares	(6,894)	(6,941)
Preferred securities charges, net of tax	(2,396)	(2,357)
Retained earnings at end of period	$463,470	$431,155

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended	
	March 31/02	March 31/01
Operating activities		
Net earnings	$7,340	$3,125
Items not requiring (providing) cash:		
Depreciation, depletion and reclamation	23,641	16,989
Provision for future taxes (recovery)	428	(856)
Earnings from Bruce Power	2,244	-
Deferred revenue recognized	(1,329)	(2,060)
Other operating items	101,973	10,418
Cash provided by operations	134,297	27,616
Investing activities		
Additions to property, plant and equipment	(11,776)	(11,788)
Increase in long-term receivables, investments and other	(7,286)	-
Cash used in investing	(19,062)	(11,788)
Financing activities		
Decrease in debt	(45,993)	-
Increase in debt	-	12,445
Issue of shares, net of issue costs	9,371	802
Preferred securities charges	(4,397)	(4,353)
Dividends	(6,959)	(6,868)
Cash provided by (used in) financing	(47,978)	2,026
Increase in cash during the period	67,257	17,854
Cash at beginning of period	33,737	33,131
Cash at end of period	$100,994	$50,985
Supplemental cash flow disclosure		
Interest paid	$4,193	$5,133
Income taxes paid	$1,175	$1,334

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1. Accounting Policies
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco's annual consolidated financial statements included in the 2001 annual report.

Stock-Based Compensation
Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco's shares of 20.0%; and a weighted-average expected option life of 5 years. On February 26, 2002, Cameco granted 477,900 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to income over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the three months ended March 31, 2002, Cameco's pro forma net earnings attributable to common shares was $4.8 million, basic earnings per share was $0.09 and diluted earnings per share was $0.09.

2. Property and Business Acquisitions
On March 5, 2002, Cameco's wholly-owned subsidiary, Cameco Gold Inc. (CGI), acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The total purchase price of $16.8 million (US) was financed with $12.0 million (US) in cash and a promissory note in the amount of $4.8 million (US). In exchange, AGR issued 240 million shares to CGI. The promissory note matures on February 26, 2003 and is expected to be settled by the transfer to AGR of a 60% interest in CGI's Gatsuurt gold exploration property which neighbors Boroo. CGI has also committed to provide an additional $3 million (US) for further exploration in return for an incremental 4% interest in AGR.

The fair values of the net assets acquired are as follows:

	(Millions (Cdn))
Cash	$16.9
Other working capital	4.4
Property, plant and equipment	28.9
Minority interest	(23.2)
Net assets acquired	$27.0
Financed by:	
Cash	$19.3
Promissory note	7.7
	$27.0

3. Long-Term Debt
Cameco's long-term revolving credit facility matures in February 2003. Accordingly, all amounts supported by this facility have been classified as current liabilities. At March 31, 2002, such amounts totalled $99.5 million.

Cameco's contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco's long-term debt at March 31, 2002 by $98.1 million.

4. Share Capital
a) At March 31, 2002, there were 55,922,440 common shares outstanding.
b) Options in respect of 2,404,933 shares are outstanding under the stock option plan and are exercisable up to 2010. Upon exercise of certain existing options, additional options in respect of 301,050 shares would be granted.

Cameco Corporation

Notes to Consolidated Financial Statements

(Unaudited)

5. Interest and Other
   At March 31, 2002, a foreign exchange gain of $0.8 million is included in income (2001 - $0.2 million).

6. Segmented Information

For the three months ended March 31, 2002	Uranium	Conversion	Gold	Total
Revenue	$72,113	$26,073	$25,808	$123,994
Expenses				
Products and services sold	46,867	17,385	13,238	77,490
Depreciation, depletion and reclamation	13,636	3,080	6,925	23,641
Exploration	2,552	-	1,745	4,297
Research & development	-	568	-	568
Other income	(205)	-	-	(205)
Earnings from Bruce Power				2,244
Non-segmented expenses				7,053
Earnings before income taxes	9,263	5,040	3,900	8,906
Income taxes				1,566
Net earnings				7,340
Preferred securities charges, net of tax				2,396
Net earnings attributable to common shares				$4,944

For the three months ended March 31, 2001	Uranium	Conversion	Gold	Total
Revenue	$27,485	$18,174	$24,635	$70,294
Expenses				
Products and services sold	18,651	8,588	10,750	37,989
Depreciation, depletion and reclamation	8,224	2,146	6,619	16,989
Exploration	2,012	-	1,968	3,980
Research & development	-	514	-	514
Other income	(297)	-	-	(297)
Non-segmented expenses				7,556
Earnings before income taxes	(1,105)	6,926	5,298	3,563
Income taxes				438
Net earnings				3,125
Preferred securities charges, net of tax				2,357
Net earnings attributable to common shares				$768

7. Comparative Figures
   Certain comparative figures for the prior period have been reclassified to conform to the current period's presentation.